UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010
Longtop Financial Technologies Limited
(Exact Name of Registrant as Specified in its Charter)
Flat A, 10/F, Block 8, City Garden
233 Electric Road, North Point
Hong Kong
(86 592) 2396 888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 10, 2010, Longtop Financial Technologies Limited (the “Company”) issued a press release regarding its unaudited financial results for the fiscal quarter ended December 31, 2009. The Company’s press release is furnished as Exhibit 99.1.
The press release of the Company attached as Exhibit 99.1 contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. A description of factors and risks that could cause actual results to differ from those set forth in such forward looking statements is included in the press release and is incorporated herein by reference.
Exhibits.
99.1	Press release regarding financial results for the fiscal quarter ended December 31, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: February 11, 2010	LONGTOP FINANCIAL TECHNOLOGIES LIMITED
	By:	/s/ Derek Palaschuk
		Name:	Derek Palaschuk
		Title:	Chief Financial Officer